Exhibit 12.1

Statement Regarding Computation of Ratios of Earnings to Fixed Charges

and Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Calculation of Ratio of Earnings to Fixed Charges
	Six Months Ended June 30,	For the Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Ratio of Earnings to Fixed Charges:
Earnings (loss):
Loss from continuing operations before income taxes	$(8,399)	$(30,073)	$(11,325)	$(23,276)	$(21,906)	$(30,318)
Add : Fixed charges per below	924	2,948	5,053	4,780	5,741	6,297

Loss, as adjusted	(7,475)	(27,125)	(6,272)	(18,496)	(16,165)	(24,021)

Fixed charges:
Interest expense on indebtedness	674	2,428	4,718	4,210	4,871	5,345
Estimated interest expense within rental expense	250	520	335	570	870	952

Total fixed charges	924	2,948	5,053	4,780	5,741	6,297

Deficiency of earnings to cover fixed charges	$(8,399)	$(30,073)	$(11,325)	$(23,276)	$(21,906)	$(30,318)

Loss, as adjusted	$(7,475)	$(27,125)	$(6,272)	$(18,496)	$(16,165)	$(24,021)
Fixed charges:
Interest expense on indebtedness	674	2,428	4,718	4,210	4,871	5,345
Estimated interest expense within rental expense	250	520	335	570	870	952
Dividends on preferred stock	102	3,160	792	790	790	790

Total fixed charges and preferred stock dividends	1,026	6,108	5,845	5,570	6,531	7,087

Deficiency of earnings to cover combined fixed charges and preferred stock dividends	$(8,501)	$(33,233)	$(12,117)	$(24,066)	$(22,696)	$(31,108)